UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC File Number: 0-26509
                                                                         -------

                                                         CUSIP Number: 632381208
                                                                       ---------

         (Check one):
         [X] Form 10-K      [_] Form 20-F     [_] Form 11-K     [_] Form 10-Q

         [_] Form N-SAR     [_] Form N-CSR

         For period ended              DECEMBER 31, 2008
                          ---------------------------------------------

         ___ Transition Report on Form 10-K

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q

         ___ Transition Report on Form N-SAR

         ___ Transition Report on Form N-CSR

         For the transition period ended ___________________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant   National Coal Corp.
                                   ---------------------------------------------
         Former Name if Applicable
                                   ---------------------------------------------

         Address of Principal Executive Office (STREET AND NUMBER)     8915
                                                                   -------------
         George Williams Road
         -----------------------------------------------------------------------

         City, State and Zip Code      Knoxville, Tennessee 37923
                                  ----------------------------------------------


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


                                    PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th
  [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR or Form N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed.)

                  The Registrant's Form 10-K, for the fiscal year ended December 31, 2008, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by Registrant within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

      MICHAEL R. CASTLE                           (865)           690-6900
--------------------------------------------------------------------------------
           (Name)                              (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
                  no, identify report(s).                 [X] Yes   [_] No


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


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes   [_] No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                               NATIONAL COAL CORP.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  MARCH 16, 2009      By    /S/ MICHAEL R. CASTLE
       --------------         -----------------------------------------
                              Name:  Michael R. Castle
                              Title: Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (SEE 18 U.S.C. 1001).



PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

The Registrant expects to report revenues of approximately $132.6 million for the year ended December 31, 2008 as compared to $92.8 million for the year ended December 31, 2007.

For the year ended December 31, 2008, the Registrant expects to report a net loss of $34.9 million as compared to a net loss of $25.8 million for the same period in 2007.


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